UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28746 / May 26, 2009

In the Matter of	:
	:
CITIBANK, N.A.	:
388 Greenwich Street	:
14th Floor	:
New York, NY 10013	:
	:
(812-13618)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM CERTAIN REQUIREMENTS OF RULE 3a-7(a)(4)(i)
UNDER THE ACT

Citibank, N.A. filed an application on December 30, 2008 and an amendment to the application
on April 23, 2009, requesting an order under section 6(c) of the Investment Company Act of
1940 ("Act") for an exemption from certain requirements of rule 3a-7(a)(4)(i) under the Act.
The order permits an issuer of asset-backed securities that is not registered as an investment
company under the Act in reliance on rule 3a-7 under the Act (an "Issuer") to appoint Citibank,
N.A. as a trustee to the Issuer when Citibank, N.A. is affiliated with an underwriter for the
Issuer's securities.

On April 29, 2009, a notice of the filing of the application was issued (Investment Company Act
Release No. 28717). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly, in the matter of Citibank, N.A. (File No. 812-13618),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from certain requirements of Rule 3a-7(a)(4)(i) under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary